Exhibit 99.1

China Housing & Land Development Inc. Announces
Third Quarter 2015 Financial Results

Xi’an, China – November 16, 2015-- China Housing & Land Development, Inc. (“China Housing” or the “Company”; NASDAQ: CHLN) today announced its financial results for the quarter ended September 30, 2015.

Third Quarter 2015 Financial Results

•	Total revenue in the third quarter of 2015 was $19.7 million compared to $36.2 million in the second quarter of 2015 and $27.7 million in the third quarter of 2014.

•	Total gross floor area (“GFA”) sales were 13,996 sq. meters during the third quarter of 2015, compared with 35,939 sq. meters in the second quarter of 2015 and 21,768 sq. meters in the third quarter of 2014.

•	Average residential selling price (“ASP”) in the third quarter of 2015 was RMB5,994 compared with RMB6,061 in the second quarter of 2015, and RMB6,597 in the third quarter of 2014.

•	Gross profit was $4.0 million in the third quarter of 2015 compared to $4.7 million in the second quarter of 2015 and $5.8 in the third quarter of 2014. Gross margin in the third quarter 2015 was 20.1%, compared with 12.9% in the second quarter of 2015 and 20.9% in the third quarter of 2014.

•	SG&A expenses as a percentage of total revenue was 22.8%, compared to 10.0% in the second quarter of 2015 and 14.2% in the third quarter of 2014.

•	Operating loss was $1.9 million in the third quarter of 2015 compared to an operating income of $128,519 in the second quarter of 2015, and operating income of $0.5 million in the third quarter of 2014.

•	Net loss attributable to the Company in the third quarter of 2015 was $1.4 million, or $(0.20) per diluted share, compared to net loss of $19.0 million, or $(2.73) per diluted share, in the second quarter of 2015 and net income of $2.2 million, or $0.31 per diluted share, in the third quarter of 2014.

Mr. Pingji Lu, China Housing’s Chairman, commented, "Our results for the third quarter were reflective of challenging real estate market conditions in Xi'an. Overall unit sales remained weak as residential purchase activity remained sluggish. We are hopeful that market conditions can improve for our business as favorable government policies implemented over the last year will result in greater unit sales over time. We will continue to actively balance the pricing of our housing inventory to improve sales and cash flows, control our costs and roll out new projects including Golden Bay, Ankang II and Park Plaza II for pre-sales as market conditions stabilize."

Total revenue in the third quarter of 2015 was $19.7 million compared to $36.2 million in the second quarter of 2015 and $27.7 million in the third quarter of 2014. Other revenue in the third quarter of 2015 was $5.3 million, compared to $4.2 million in the second quarter of 2015 and $4.9 million in the third quarter of 2014.

In the third quarter of 2015, the majority of the Company’s real estate revenue came from its Puhua Phase Two-East Region, Puhua Phase Three and Four projects, Park Plaza and Ankang projects. 2015 third quarter contract sales totaled $13.3 million compared with $33.5 million in the second quarter of 2015 and $23.3 million in the third quarter of 2014. GFA sales were 13,996 sq. meters during the third quarter of 2015, compared with 35,939 sq. meters in the second quarter of 2015 and 21,768 sq. meters in the third quarter of 2014. The Company’s ASP in the third quarter of 2015 was RMB5,994 compared with RMB6,061 in the second quarter of 2015, and RMB6,597 in the third quarter of 2014.

Gross profit for the three months ended September 30, 2015 was $4.0 million, representing a decrease of 14.9% from $4.7 million in the second quarter of 2015 and a decrease of 31.5% from $5.8 million in the third quarter of 2014. Gross profit margin for the three months ended September 30, 2015 was 20.1%, compared to 12.9% in the second quarter of 2015 and the 20.9% in the third quarter of 2014. The year-over-year decrease in gross profit was mainly attributable to the Company’s strategy of accelerating cash collection by launching certain sales promotions, but the sales are not satisfactory, resulting in lower margin than the same period of last year.

SG&A expense was $4.5 million in the third quarter of 2015, compared with $3.6 million in the second quarter of 2015 and $3.9 million in the third quarter of 2014. SG&A expense as a percentage of total revenue was 22.8%, compared with 10.0% in the second quarter of 2015 and 14.2% in the third quarter of 2014. The year-over-year increase in SG&A expense was mainly due to the Company increased its promotion efforts during the third quarter of 2015.

Operating loss in the third quarter of 2015 was $1.9 million, compared to an operating income of $128,519 in the second quarter of 2015, and operating income of $0.5 million in the third quarter of 2014. The year-over-year decrease was mainly due to the Company's increased expenditure in promotional activities and lower total revenue.

Net loss attributable to the Company in the third quarter of 2015 was $1.4 million, or $(0.20) per diluted share, compared to net loss of $19.0 million, or $(2.73) per diluted share, in the second quarter of 2015 and net income of $2.2 million, or $0.31 per diluted share, in the third quarter of 2014. The increase in net loss was mainly due to the decrease in revenue.

Sequential Quarterly Revenue Breakout Comparison

Project	Q3 2015						Q2 2015
	Recognized Revenue	Contract Sales	GFA Sold	ASP	Unsold GFA	POC	Recognized Revenue	Contract Sales	GFA Sold	ASP
	($)	($)	(m2)	(RMB)	(m2)		($)	($)	(m2)	(RMB)
Projects Under Construction
Puhua Phase Two-East Region	4,853,831	3,417,690	3,748	5,747	66,368	91.40%	10,770,692	9,632,045	10,792	5,537
Ankang Phase One	1,502,796	942,882	1,583	3,754	39,828	89.21%	1,394,097	990,860	1,625	3,782
Puhua Four	4,985,823	5,949,120	6,248	6,002	97,435	34.21%	7,251,633	12,332,569	12,405	6,167
Projects Completed
Park Plaza Phase One	838,241	838,241	801	6,599	21,047	100%	5,444,449	5,683,765	6,547	5,385
Puhua Phase Three	2,159,590	2,159,590	1,616	8,424	36,025	100%	7,471,772	5,162,968	4,663	6,868
Puhua Phase One	2,695	-	-	-	9,817	100%	-605,810	-608,810	-448	8,388
Puhua Phase Two-West Region & New Coast Line	-671	1,215	-	-	14,696	100%	163,556	163,556	124	8,182
JunJing III	54,019	-	-	-	-	-	155,565	155,565	231	4,177
JunJing II Phase One	-	-	-	-	-	-	-	-	-	-
JunJing I	-	-	-	-	-	-	-	-	-	-
Other Projects	-	-	-	-	-	-	-	-	-	-
Other Income	5,305,985	-	-	-	-	-	4,175,024	-	-	-
Total	19,702,309	13,308,738	13,996	5,994	285,216	87.83%	36,220,978	33,512,518	35,939	6,061
Q-o-Q Change	-45.61%	-60.29%	-61.06%	-2.68%	-13.69%	-	52.05%	37.62%	34.25%	0.65%

Total debt outstanding as of September 30, 2015 decreased to $291.6 million from $323.5 million as of December 31, 2014. Net debt outstanding (total debt less cash and restricted cash) as of September 30, 2015 decreased to $185.9 million from $199.9 million as of December 31, 2014. The Company’s net debt as a percentage of total capital (net debt plus shareholders’ equity) was 68.5 % on September 30, 2015 and 64.4 % on December 31, 2014.

	Q3 2015
Projects in Planning	Unsold GFA	First Pre-sales Scheduled
	(m2)
Golden Bay	329,508	2015Q4
Ankang Project-Phase II	170,851	2016Q4
Park Plaza- Phase II	66,155	2016Q2
Total projects in planning	566,514

Fourth Quarter 2015 Outlook

The Company expects its contract revenue for the fourth quarter of 2015 to reach $15 million to $20 million. The Company is reporting revenue, which is subject to percentage of completion alterations.

Recent Developments

The Company intends to engage in a going private transaction to reduce the number of record holders of the Company’s common stock, par value US$0.001 per share (the “Common Stock”) to fewer than 300, thereby allowing the Company to deregister its Common Stock under Section 12 (g) of the Exchange Act and suspend its reporting obligations under Section 13(a) of the Exchange Act (the “Transaction”). To accomplish the reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of the Common Stock, whereby every 50,000 shares of our Common Stock outstanding as of the effective date of the reverse stock split will be converted into one whole share of Common Stock (the “Reverse Stock Split”). In lieu of issuing any fractional shares held by stockholders as a result of the Reverse Stock Split, the Company will pay cash equal to US$3.00 multiplied by the number of pre-Reverse Stock Split shares of Common Stock held by such stockholders underlying the corresponding fractional shares. Following the Reverse Stock Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 13(a) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act. The special committee of the Board of directors of the Company and the Board of directors of the Company (the “Board”) have respectively resolved to approve the going private transaction through the Reverse Stock Split on September 29, 2015. The Board is soliciting proxies to seek approval of the going private transaction. For more information of the going private transaction, please refer to the filing of Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A with the SEC October 5, 2015 and the filing of Amendment No. 1 to Schedule 13E-3 and Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A with the SEC November 2, 2015.

Conference Call Information

Management will host a conference call at 8:00 am ET on November 16, 2015. Listeners may access the call by dialing +1-913-981-5587. To listen to the live webcast of the event, please go to http://public.viavid.com/index.php?id=117269. Listeners may access the call replay, which will be available through November 23, 2015, by dialing +1-858-384-5517. The passcode is 3523409.

About China Housing & Land Development, Inc.

Based in Xi’an, the capital city of China’s Shaanxi province, China Housing & Land Development, Inc., is a leading developer of residential and commercial properties in northwest China. China Housing has been engaged in land acquisition, development, and management, including the sales of residential and commercial real estate properties through its wholly-owned subsidiary in China, since 1992.

China Housing & Land Development is the first Chinese real estate development company traded on NASDAQ. The Company’s news releases, project information, photographs, and more are available on the internet at www.chldinc.com.

Safe Harbor

This news release may contain forward-looking information about China Housing & Land Development, Inc. which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy, and statements about industry trends and China Housing & Land Development’s future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in China Housing’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

China Housing contacts

Ms. Jing Lu

Chief Operating Officer, Board Secretary, and Investor Relations Officer
+86 29.8258.2639 in Xi’an

jinglu@chldinc.com / English and Chinese

Mr. Bill Zima, ICR
+86 10 6583 7511

William.Zima@icrinc.com

China Housing Investor Relations Department

+1 646.308.1285

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Balance Sheets

As of September 30, 2015 and December 31, 2014

	September 30, 2015	December 31, 2014
ASSETS
Cash	$15,597,223	$33,223,127
Cash - restricted	90,064,373	90,328,084
Accounts receivable, net of allowance for doubtful accounts of $566,147 and $579,926, respectively	11,019,825	33,041,324
Other receivables, prepaid expenses and other assets	9,068,438	9,816,076
Real estate held for development or sale	380,744,833	374,083,969
Property and equipment, net	40,841,015	43,383,002
Advance to suppliers	1,660,001	1,033,359
Deposits on land use rights	15,104,788	16,136,415
Intangible assets, net	8,515,134	23,561,951
Goodwill	1,876,388	1,922,053
Total assets	$574,492,018	$626,529,360

LIABILITIES
Accounts payable	$55,911,226	$75,845,987
Advances from customers	51,303,106	35,172,506
Accrued expenses	30,254,562	21,842,922
Income taxes payable	22,850,472	24,280,260
Other taxes payable	12,052,931	9,318,119
Other payables	15,146,605	11,692,913
Loans from employees	26,259,364	29,819,381
Loans payable	265,310,223	293,660,575
Deferred tax liability	10,107,864	14,395,327
Total liabilities	489,196,353	516,027,990

SHAREHOLDERS’ EQUITY
Common stock: $0.001 par value, authorized 20,000,000 shares;
Issued 7,017,869 and 6,960,369, respectively	7,018	6,960
Additional paid in capital	52,587,192	52,511,350
Statutory reserves	11,700,198	11,700,198
Retained earnings	3,191,632	24,046,686
Accumulated other comprehensive income	17,809,625	22,236,176
Total shareholders’ equity	85,295,665	110,501,370

Total liabilities and shareholders’ equity	$574,492,018	$626,529,360

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Operations

For The Three and Nine Months Ended September 30, 2015 and 2014

	3 Months September 30, 2015	3 Months September 30, 2014	9 Months September 30, 2015	9 Months September 30, 2014
REVENUES
Real estate sales	$14,396,324	$22,816,765	$67,116,774	$79,436,412
Other income	5,305,985	4,893,589	12,628,790	14,383,616
Total revenues	19,702,309	27,710,354	79,745,564	93,820,028

COST OF SALES
Cost of real estate sales	12,760,030	18,632,301	59,929,777	74,840,421
Cost of other revenue	2,975,985	3,290,397	7,303,851	8,692,392
Total cost of revenues	15,736,015	21,922,698	67,233,628	83,532,813

Gross margin	3,966,294	5,787,656	12,511,936	10,287,215

OPERATING EXPENSES
Selling, general, and administrative expenses	4,491,185	3,936,507	11,351,887	11,802,817
Stock-based compensation	75,900	-	75,900	1,136,304
Other expenses	34,464	6,460	47,966	20,480
Financing expense	1,242,294	1,342,370	3,249,179	3,676,752
Total operating expenses	5,843,843	5,285,337	14,724,932	16,636,353
Write off of real estate held for development	-	-	7,345,105	-
Intangible asset impairment	-	-	14,964,476	-

Loss from disposal of property and equipment	-	-	-	563,710
Gain on extinguishment of loan	-	(2,071,672)	-	(2,071,672)
(Loss) Income before provision for income taxes	(1,877,549)	2,573,991	(24,522,577)	(4,841,176)

(Recovery of) Provision for income taxes	(467,509)	414,147	106,954	559,605
Recovery of deferred taxes	(11,020)	(11,270)	(3,774,476)	(33,802)
(Recovery of) Provision for income taxes	(478,529)	402,877	(3,667,522)	525,803

NET (LOSS) INCOME	$(1,399,020)	$2,171,114	$(20,855,055)	$(5,366,979)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	7,014,710	6,895,492	6,978,446	6,906,526

Diluted	7,014,710	6,895,492	6,978,446	6,906,526

NET (LOSS) EARNINGS PER SHARE
Basic	$(0.20)	$0.31	$(2.99)	$(0.78)
Diluted	$(0.20)	$0.31	$(2.99)	$(0.78)

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

For The Three and Nine Months Ended September 30, 2015 and 2014

	3 Months September 30, 2015	3 Months September 30, 2014	9 Months September 30, 2015	9 Months September 30, 2014

NET (LOSS) INCOME	$(1,399,020)	$2,171,114	$(20,855,055)	$(5,366,979)

OTHER COMPREHENSIVE (LOSS) INCOME

(Loss) gain in foreign exchange	(5,066,925)	2,782,552	(4,426,551)	(3,215,708)

COMPREHENSIVE (LOSS) INCOME	$(6,465,945)	$4,953,666	$(25,281,606)	$(8,582,687)

CHINA HOUSING & LAND DEVELOPMENT INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For The Three and Nine Months Ended September 30, 2015 and 2014

	September 30, 2015	September 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	$(20,855,055)	$(5,366,979)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation	1,689,130	1,836,084
Stock-based compensation	75,900	1,136,304
Loss on disposal of property and equipment	-	563,710
Write off of property	7,345,105	-
Amortization of intangible assets	165,458	17,944,433
Recovery of deferred income taxes	(3,774,476)	(33,802)
Gain on extinguishment of loan	-	(2,071,672)
Intangible asset impairment	14,964,476	-
(Increase) decrease in assets:
Accounts receivable	21,610,367	4,313,651
Other receivable, prepaid expense, and other assets	372,833	(4,783,591)
Real estate held for development or sale	(22,954,538)	(82,750,198)
Advances to suppliers	(684,657)	(822,202)
Deposit on land use right	653,831	41,899,123
Increase (decrease) in liabilities:
Accounts payable	(18,386,830)	1,160,426
Advances from customers	14,423,169	3,842,693
Accrued expenses	9,054,617	(2,387,985)
Other payables	4,006,283	1,544,722
Income and other taxes payable	1,628,051	3,537,296
Net cash provided by (used in) operating activities	9,333,664	(20,437,987)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(249,410)	(9,006,050)
Proceeds from sale of property and equipment	-	4,615
Proceeds from sale of short term investment	-	21,537,169
Purchase of short term investment	-	(43,607,440)
Net cash used in investing activities	(249,410)	(31,071,706)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	(1,893,832)	2,826,336
Loans from banks	1,612,071	49,943,480
Loans from external parties	100,433,277	10,979,808
Repayment on loans	(125,526,435)	(29,930,693)
Loans from employees, net	(294,765)	4,404,795
Deferred financing cost	(499,566)	-
Purchase of treasury stock	-	(634,648)
Net cash (used in) provided by financing activities	(26,169,250)	37,589,078

DECREASE IN CASH	(17,084,996)	(13,920,615)

Effects on foreign currency exchange	(540,908)	(385,669)

CASH, beginning of period	33,223,127	21,320,071

CASH, end of period	$15,597,223	$7,013,787

CHINA HOUSING & LAND DEVELOPMENT, INC. AND SUBSIDIARIES

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

As of September 30, 2015 and December 31, 2014

	Common Stock		Additional Paid in	Statutory	Retained		Accumulated Other Comprehensive
	Shares	Par Value	Capital	Reserves	Earnings		Income	Totals
BALANCE, December 31, 2014	6,960,369	$6,960	$52,511,350	$11,700,198	$24,046,686		$22,236,176	$110,501,370
Net loss for the period	-	-	-	-	(478,547)		-	(478,547)
Foreign currency translation adjustment	-	-	-	-	-		614,165	614,165
BALANCE, March 31, 2015	6,960,369	6,960	52,511,350	11,700,198	23,568,139		22,850,341	110,636,988
Net loss for the period	-	-	-	-	(18,977,487)		-	(18,977,487)
Foreign currency translation adjustment	-	-	-	-		-	26,209	26,209
BALANCE, June 30, 2015	6,960,369	6,960	52,511,350	11,700,198	4,590,652		22,876,550	91,685,710
Stock-based compensation	57,500	58	75,842	-	-		-	75,900
Net loss for the period	-	-	-	-	(1,399,020)		-	(1,399,020)
Foreign currency translation adjustment	-	-	-	-		-	(5,066,925)	(5,066,925)
BALANCE, September 30, 2015	7,017,869	$7,018	$52,587,192	$11,700,198	$3,191,632		$17,809,625	$85,295,665